June 3, 2019

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, DC 20549

Attention:    Beverly Singleton
Claire Erlanger

Re:     Commercial Vehicle Group, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed March 11, 2019
File No. 001-34365

Commercial Vehicle Group, Inc. (the “Company”) has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2019, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed March 11, 2019 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2018

Note 2. Significant Accounting Policies, page 49

1.
We note your disclosure at the top of page 50 that inventories are valued at the lower of first-in, first-out cost or market. Please tell us, and revise to disclose, how your measurement of inventory conforms to the requirements in ASC 330-10-35-1B which indicates that inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) shall be measured at the lower of cost and net realizable value. See Accounting Standards Update No. 2015-11.

Response:

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com

We account for our inventory under the first-in first-out method and have applied the guidance in Accounting Standards Update No. 2015-11 since adoption on January 1, 2017. Set forth below is the revised disclosure the Company will make in future filings:

Inventories - Inventories are valued at the lower of first-in, first-out cost or market and are measured at the lower of cost or net realizable value. Inventory quantities on-hand are regularly reviewed and when necessary provisions for excess and obsolete inventory are recorded based primarily on our estimated production requirements, taking into consideration expected market volumes and future potential use.

Note 10. Segment Reporting and Geographic Locations, page 63

2.
We note from your disclosure on page 14 that sales to A.B. Volvo, Daimler and PACCAR accounted for approximately 19%, 16% and 11% of your revenue in 2018. Please note that if you have revenues from transactions with any customer that amounts to 10 percent or more of your total revenues, your notes to the financial statements should disclose that fact, the total amount of revenue from each such customer, and the segment reporting the revenue. See guidance in ASC 280-10-50-42. Please revise accordingly. Also, to the extent that your revenue from any country outside the United States is more than 10% of your total revenue, please revise to separate disclose the revenue from that foreign country. See ASC 280-10-50-41.

Response:

As the Staff noted, the Company has previously disclosed revenues from customers in excess of 10 percent for A.B. Volvo, Daimler and PACCAR on page 14 of our Form 10-K. Set forth below is the revised disclosure the Company will include in the footnotes to the consolidated financial statements in future filings:

Sales to A.B. Volvo, Daimler and PACCAR, which are included in both reporting segments, have been in excess of 10 percent of total Company revenues in each of the years ended December 31, 2018, 2017 and 2016. No other customers exceed 10% of the Company’s revenues in any period presented. The following table presents revenue from the above mentioned customers as a percentage of total revenue for the years ended December 31:

	2018	2017	2016
A.B. Volvo	19%	17%	17%
Daimler	16%	16%	15%
PACCAR	11%	10%	10%

We do not have revenues in excess of 10 percent of our total revenue from any country outside of the United States.

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com

Note 17. Quarterly Financial Data (Unaudited), page 73

3.
Please revise to include disclosure of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years that have effected your results such as income tax adjustments due to the TCJA, restructuring charges, impairments, etc. See Item 302(A)(a)(3) of Regulation S-K.

Response:

Set forth below is the revised disclosure the Company will make in future filings:
The following is a condensed summary of quarterly results of operations for 2018 and 2017:

	Revenues	Gross Profit	Operating Income [2]	Net Income (Loss) [2,3]	Basic Earnings (Loss) Per Share	Dilutive Earnings (Loss) Per Share [1]
2018:
First	$215,734	$30,823	$15,276	$9,853	$0.33	$0.32
Second	$233,391	$35,585	$20,909	$13,195	$0.44	$0.43
Third	$225,010	$32,177	$16,243	$12,583	$0.42	$0.41
Fourth	$223,602	$30,267	$14,445	$8,881	$0.29	$0.29
2017:
First	$173,416	$21,405	$4,560	$628	$0.02	$0.02
Second	$195,127	$22,603	$7,578	$131	$—	$—
Third	$198,349	$25,052	$10,693	$4,763	$0.16	$0.16
Fourth	$188,339	$22,658	$8,020	$(7,227)	$(0.24)	$(0.24)

(1)	See Note 12 in the Form 10-K for discussion on the computation of diluted shares outstanding.

(2) Costs of approximately $4.0 million, $4.0 million and $2.0 million arising from a labor shortage in our North American wire harness business were incurred in the three months ended March 30, June 30 and September 30, 2017, respectively. Restructuring charges were incurred of $1.1 million, $0.9 million, $0.4 million and a gain of $0.4 million in the three months ended March 30, June 30, September 30 and December 31, 2017, respectively.

(3) Upon enactment of the Tax Cuts and Jobs Act of 2017, the Company recorded related tax expense of $11.2 million in the three months ended December 31, 2017 and a related tax benefit of $4.2 million in the three months ended December 31, 2018.

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com

***

The Company respectfully submits that the foregoing is sufficiently responsive to the Staff's comments. If you have any questions, please do not hesitate to contact Aneezal H. Mohamed, General Counsel and Secretary of the Company at 614-289-0326 or via email at Aneezal.Mohamed@cvgrp.com.

Very truly yours,

/s/ C. Timothy Trenary

C. Timothy Trenary
Chief Financial Officer

cc:    Patrick E. Miller, President & Chief Executive Officer
Aneezal H. Mohamed, General Counsel and Secretary

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway | New Albany, OH 43054 | 614.289.5360 | www.cvgrp.com